                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                         Commission File Number: 1-5318

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE KENNAMETAL THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650

                           THE KENNAMETAL THRIFT PLAN
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----
Report of Independent Accountants.............................................................     2

Financial Statements:

     Statements of Net Assets Available for Benefits
     December 31, 2002 and 2001...............................................................     3

     Statements of Changes in Net Assets Available for Benefits
     Year ended December 31, 2002 and 2001....................................................     4

     Notes to Financial Statements............................................................     5

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2002........................................................................    10

Signatures....................................................................................    11

Exhibit 23 -   Consent of Independent Accountants.............................................    12

Exhibit 99.1 - Certification Pursuant to 18 U.S. C. Section 1350..............................    13
               as Adopted Pursuant to Section 906 of the Sarbanes-
               Oxley Act of 2002 executed by Michael Pepperney,
               Plan Administrator.


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Kennametal Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Kennametal Thrift Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
-----------------------------------
PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 6, 2003

                           THE KENNAMETAL THRIFT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001


                                               December 31,         December 31,
                                                   2002                 2001
                                               ------------         ------------
ASSETS
     Receivables:
       Participant contributions               $    557,093         $    204,826
       Employer contributions                          --                 79,613
                                               ------------         ------------
     Total Receivables                              557,093              284,439
                                               ------------         ------------

     Investments                                204,541,982          238,270,064
                                               ------------         ------------

NET ASSETS AVAILABLE FOR BENEFITS              $205,099,075         $238,554,503
                                               ============         ============




The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                            2002                  2001
                                                            ----                  ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                         $  13,228,348         $  14,127,209
     Employer contributions, net of forfeitures               20,617             4,830,914
     Dividends and interest                                5,852,426             8,764,617
     Transfers from other Kennametal Plans                   750,953                  --
                                                       -------------         -------------
        Total additions                                   19,852,344            27,722,740
                                                       -------------         -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to retirees                           (15,345,973)          (15,653,823)
     Loan distributions                                     (281,175)             (260,180)
     Employee withdrawals                                 (2,301,712)           (1,889,674)
     Administrative fees                                      (7,800)              (13,005)
     Net depreciation of investments                     (35,371,112)          (29,252,080)
                                                       -------------         -------------
        Total deductions                                 (53,307,772)          (47,068,762)
                                                       -------------         -------------

NET DECREASE                                             (33,455,428)          (19,346,022)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                     238,554,503           257,900,525
                                                       -------------         -------------
   End of year                                         $ 205,099,075         $ 238,554,503
                                                       =============         =============


The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

1.       DESCRIPTION OF PLAN

The following general description of the Kennametal Thrift Plan, as amended (the
Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.

The Plan is a defined contribution employee benefit plan, established to encourage investment and savings for certain salaried and hourly employees of Kennametal Inc. and certain subsidiaries and to provide a method to supplement their retirement income benefits. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Kennametal Inc. is the Plan sponsor. Certain amounts were reclassified in the prior years' consolidated financial statements to conform with the current year presentation.

ADMINISTRATION OF THE PLAN - Putnam Fiduciary Trust Company serves as the Trustee of the Plan. Putnam Investments functions as the recordkeeper for the Plan.

ELIGIBILITY - All employees become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - Employee contributions are fully vested. Employer matching contributions cliff vest after the third anniversary of the participant's employment date. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $213,582 and $139,091, respectively. These amounts will be used to reduce future employer contributions. Also, in 2002 and 2001, employer contributions were reduced by $95,872 and $303,072, respectively, from forfeited nonvested accounts.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Plan allows participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 2% to 12% of the employee's wages, which include base salary, overtime, shift differential pay and incentive compensation. Effective April 1, 2003, participants may elect a contribution rate of 2% to 20% of their wages. The participants can elect to have their contributions invested in the different investment funds available under the Plan. Employer contributions equal 50% of the participant contribution up to a maximum of 3% of the employee's wages. Employer contributions are made concurrently with participant contributions and solely in Kennametal Inc. common stock. These employer contributions can be transferred to other investment options at any time at the participant's election. Effective January 1, 2002, employer contributions were temporarily suspended. These contributions were reinstated January 1, 2003.

DISTRIBUTIONS - Distributions to participants due to disability, retirement, or death are payable in either a lump sum, periodic payments for a period not to exceed ten (10) years, or through the purchase of an annuity at the participant's election.

PARTICIPANT LOANS - A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over a period not to exceed five years. If the proceeds are used to acquire a participant's principal residence, the repayment period shall be no more than 15 years. Certain participant loans that were outstanding at the time of acquisition of a company by Kennametal Inc. may have different terms. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the loan. Interest rates on participant loans ranged from 6.0% to 10.5% at December 31, 2001 and 5.3% to 10.5% at December 31, 2002. Participant loans outstanding at December 31, 2002 have maturity dates ranging from 2003 to 2028.

INVESTMENTS -The following investment options were available to participants for the years ended December 31, 2002 and 2001:

PRIMCO Stable Value Fund - Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts and short-term investments.

Putnam Voyager Fund - This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

Putnam Asset Allocation: Balanced Portfolio - For investors who want an investment with moderate risk and the potential for moderate growth, this fund seeks a balance between the relative stability of bonds and the fluctuation of stocks, in efforts to reduce overall risk.

The Putnam Fund for Growth & Income - This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam New Opportunities Fund - This fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam believes offer above-average potential for growth.

Putnam Asset Allocation: Growth Portfolio - For more aggressive investors who will accept more risk in exchange for a higher growth potential, this fund seeks diversification among different types of stocks, with some investments in bonds and money market funds.

Putnam Asset Allocation: Conservative Portfolio - For investors who are willing to assume a reduced potential for growth in exchange for less risk, this fund seeks to reduce overall risk through substantial investments in investment-grade bonds, with some investments in stocks to help stay ahead of inflation.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio composed mainly of stocks of companies located outside the United States.

Kennametal Inc. Common Stock Fund - This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

MSIF US Small Cap Core Portfolio - This fund seeks above average total return over a three- to five-year period by investing primarily in common stocks and other equity securities similar to companies included in the Russell 2000 Index. The fund focuses on stocks that are undervalued based on the advisor's own measures of value. The name of this fund was changed from MAS Small Cap Value Fund to MSIF US Small Cap Core Portfolio on August 1, 2001.

Vanguard 500 Index Fund - This fund seeks to provide long-term growth of capital and income from dividends by holding all the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index in proportion to their weightings in the index. Assets held in the Vanguard 500 Index Fund were converted to the Vanguard Institutional Index Fund on October 16, 2002.

Vanguard Institutional Index Fund - This fund seeks long-term growth of capital and income from dividends. The fund holds all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weighting in the index. The fund attempts to track the performance of the index, a widely recognized benchmark of U.S. stock market performance, and it remains fully vested in stocks at all times. Assets held in the Vanguard 500 Index Fund were converted to the Vanguard Institutional Index Fund on October 16, 2002.

Beginning October 1, 2002, participants are also able to direct their contributions to the two additional investment options:

PIMCO Renaissance Fund - This fund seeks long-term growth of capital and income. The fund invests primarily in common stocks of "value" style, midsize companies with market capitalizations of $1 billion to $10 billion at the time of investment, although it may invest in companies of any size. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

Vanguard Total Bond Market Index Fund - This fund invests in a sample of bonds from the Lehman Aggregate Bond Index, which is an index of U.S. Treasury, federal agency, mortgage-backed, and high-quality corporate securities.

2.       ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS - Investment transactions are recorded on a trade date basis. Investments in mutual funds, common stock and other short-term investments are stated at fair value as measured by readily available market prices. Participant loans are valued at cost, which approximates fair value. Benefit-responsive investment contracts are valued at contract value in accordance with the provisions of AICPA Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans". PRIMCO Capital Management, Inc. certified that all the investment contracts held in the Fixed Income Fund are fully benefit-responsive. The fair value of all investment contracts exceeded the contract value by $4,200,639 and $2,419,694 at December 31, 2002 and 2001, respectively. The crediting interest
rates on the contracts ranged from 2.44% to 7.22% at December 31, 2002 and from 3.94% to 7.12% at December 31, 2001.

PAYMENT OF BENEFITS - Benefit payments are recorded as distributed.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned.

PLAN EXPENSES - Investment management fees and certain other administrative fees were paid by the Plan. Investment management fees are included as a reduction in the income of the fund.

NET APPRECIATION / (DEPRECIATION) - Net appreciation (depreciation) of investments is comprised of unrealized gains and losses due to the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions which represents the difference between proceeds received and average cost. Net appreciation (depreciation) for the years ended December 31, 2002 and 2001 were as follows:

                                             2002                2001
                                             ----                ----
Kennametal Inc. Common Stock Fund         (3,298,862)          8,304,209
All Other Funds                          (32,072,250)        (37,556,289)
                                         -----------         -----------
Total                                    (35,371,112)        (29,252,080)

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator and sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.       INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total net assets as of December 31, 2002 and 2001 were as follows:

                                                        2002               2001
                                                        ----               ----

Common/Collective Trusts - Fixed income fund        $75,133,338        $68,080,085
Putnam Mutual Funds -
     Voyager                                         36,117,568         56,361,721
     New Opportunities                               16,760,025         25,039,094
     Growth & Income                                 13,250,275         16,772,450
     Asset Allocation - Balanced Portfolio           11,109,993         13,464,532
Kennametal Inc. Common Stock Fund                    22,901,159         28,166,405

4.       TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated April 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, Kennametal Inc. has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

6.       RELATED PARTY TRANSACTIONS

Certain investments of the Plan are mutual funds managed by Putnam. The trustee of the Plan is also Putnam and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment fund options available to participants contains stock of Kennametal Inc., the plan sponsor. The Plan held 664,916 and 699,439 shares of the Company's Common Stock at December 31, 2002 and 2001, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

                           THE KENNAMETAL THRIFT PLAN
                                PLAN NUMBER: 002
                                 KENNAMETAL INC.
                                 EIN: 25-0900168
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               SCHEDULE H, LINE 4I
                                DECEMBER 31, 2002

   Identity                                                                                           Current
   of Issue                 Description of Investment                                                  Value
----------------------------------------------------------------------------------------------------------------

                    Mutual Funds
                    ------------

*Putnam             Putnam Voyager Fund                                                             $ 36,117,568
*Putnam             Putnam New Opportunities Fund                                                     16,760,025
*Putnam             The Putnam Fund for Growth & Income                                               13,250,275
*Putnam             Putnam Asset Allocation: Balanced Portfolio                                       11,109,993
*Putnam             Putnam International Growth Fund                                                   7,552,701
*Putnam             Putnam Asset Allocation: Growth Portfolio                                          4,703,865
*Putnam             Putnam Asset Allocation: Conservative Portfolio                                    4,555,144
 Vanguard           Vanguard Institutional Index Fund                                                  3,167,602
 Morgan Stanley     MSIF US Small Cap Core Portfolio                                                   2,602,922
 Vanguard           Vanguard Total Bond Market Index Fund                                                866,128
 PIMCO              PIMCO Renaissance Institutional Fund                                                 251,079
                                                                                                    ------------

                    Total Mutual Funds                                                               100,937,302
                                                                                                    ------------

                    Collective/Common Trusts
                    ------------------------

 Invesco            PRIMCO Stable Value Fund (A)                                                      75,133,338
                                                                                                     -----------

                    Kennametal Inc. Common Stock
                    ----------------------------

*Kennametal         Kennametal Inc. Common Stock Fund                                                 22,901,159
                                                                                                    ------------

                    Loans to Participants
                    ---------------------

*Participants       Loans to Participants, Maturities: From 2003 to 2028
                      Interest rates: 5.3% to 10.5%                                                    5,570,183
                                                                                                    ------------

                    Total Investments                                                               $204,541,982
                                                                                                    ============


*   Party-in-interest.

(A) Fair value of fund is $79,333,977.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.



                                            THE KENNAMETAL THRIFT PLAN

Date:  June 25, 2003                        By:  /s/ Michael Pepperney
                                                 ------------------------------
                                                 Michael Pepperney
                                                 Plan Administrator